Via Facsimile and U.S. Mail
Mail Stop 6010

June 29, 2006

David J. Noble
Chairman and Chief Executive Officer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, IA 50266

Re: **American Equity Investment Life Holding Company**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 14, 2006
        File Number: 001-31911

Dear Mr. Noble:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief